Modern PVC Inc.
51-01 39th Avenue Unit HH-12
Queens, New York 11104

October 15, 2012

United States
Securities and Exchange Commission
Washington, DC 20549

Re: Modern PVC Inc.- Registration Statement on Form S-1
    Amendment No. 2
    Filing No. 333-181606

Dear: Jay Ingram

In response to your letter dated August 8, 2012 which included comments regarding our registration statement, we have prepared the following responses:

GENERAL

COMMENT: 1

WE NOTE YOUR RESPONSE TO COMMENT 1 OF OUR LETTER DATED JUNE 18, 2012. PLEASE DISCLOSE HERE THAT YOU ARE NOT A BLANK CHECK COMPANY AND HAVE NO INTENTION TO ENGAGE IN A BUSINESS COMBINATION.

Response: The Company has disclosed here that it is not a blank check company and it does not have any intention to engage in a business combination.

COMMENT: 2

WE NOTE YOUR RESPONSE TO COMMENT 6 OF OUR LETTER DATED JUNE 18, 2012. PLEASE ALSO REVISE TO DESCRIBE THE PARTICULAR MARKETS IN WHICH YOU PLAN TO COMPETE.

Response: We are planning to compete in North American and European markets.

COMMENT: 3

WE NOTE YOUR RESPONSE TO COMMENT 8 OF OUR LETTER DATED JUNE 18, 2012. PLEASE DISCLOSE THAT YOUR AGREEMENT WITH EUROPEAN HOME DEVELOPMENT IS IN FORCE FOR TWELVE MONTHS BEGINNING ON NOVEMBER 14, 2011.

Response: We have disclosed that our agreement with European Home Development is in force for twelve months beginning on November 14, 2011.

FINANCIAL STATEMENTS, PAGE 26

COMMENT: 4

YOU CURRENTLY DISCLOSE THAT YOUR FINANCIAL STATEMENTS AND RELATED NOTES FOR THE PERIOD ENDED APRIL 30, 2012 HAVE BEEN AUDITED. PLEASE REVISE YOUR DISCLOSURE TO CLARIFY THAT YOUR FINANCIAL STATEMENTS AND RELATED NOTES FOR THE PERIOD ENDED JANUARY 31, 2012, NOT APRIL 30, 2012, HAVE BEEN AUDITED.

Response: We have revised our disclosure to clarify that our financial statements and related notes for the period ended January 31, 2012, not April 30, 2012, have been audited.

FINANCIAL STATEMENTS FOR THE PERIOD ENDED APRIL 30, 2012, PAGE F-1
NOTE 8 - SUBSEQUENT EVENTS, PAGE F-8

COMMENT: 5

YOU DISCLOSE THAT YOU EVALUATED EVENTS SUBSEQUENT TO THE INTERIM PERIOD ENDED APRIL 30, 2012 THROUGH MAY 7, 2012. WE NOTE THAT, AS DISCLOSED IN YOUR FINANCIAL STATEMENTS FOR THE PERIOD ENDED JANUARY 31, 2012, YOU EVALUATED EVENTS SUBSEQUENT TO THE PERIOD ENDED JANUARY 31, 2012 THROUGH MAY 23, 2012. PLEASE ADVISE WHY YOU EVALUATED EVENTS SUBSEQUENT TO THE INTERIM PERIOD ENDED APRIL 30, 2012 ONLY THROUGH MAY 7, 2012, OR

Response: We have changed the date in question to May 23, 2012.

Please direct any further comments or questions you may have to the company's attorney:

David Lubin & Associates, PLLC
10 Union Avenue, Suite 5
Lynbrook, NY 11563
Tel: (516) 887-8200, Fax: (516) 887-8250

Thank you.
Sincerely,


/s/ Vadims Horosevskis
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Vadims Horosevskis